EXHIBIT 99.1

October 15, 2021

Ms. Cynthia Dotzel
Mr. John Giambalvo
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

An old saw in banking is that making loans is easy, but getting paid back is hard.1

Cindy and John,

As you know, I have pointed out that tying executive compensation to pre-tax, pre-provision income (“PTPPI”) creates an incentive for the management of Codorus Valley Bancorp, Inc. (the “Corporation”) to take on greater risk without regard for the consequences when loans go bad. I believe that the decision by the Corporation’s board of directors (the “Board”) to pay the Corporation’s named executive officers (“NEOs”) based on PTPPI was made without due care and is contrary to the best interests of the Corporation. Given the Board’s silence on this issue (despite my repeated questions), I am concerned that the Board has forgotten how the provision for loan losses works, its relationship to the allowance for loan and lease losses (the “Allowance”) and its impact on earnings.

Just to refresh your recollection about provision expense, its relationship to the Allowance and its potential impact on earnings, I would like to direct your attention to the following excerpts from the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 10-K”):2

Notes to Consolidated Financial Statements, Note 1-Summary of Significant Accounting Policies: Allowance for Loan Losses (page 60)

The allowance for loan losses represents the Corporation’s estimate of losses incurred in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectable are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely.

Management’s Discussion and Analysis of Financial Condition and Results of Operations: Allowance for Loan Losses (page 45)

Although the Corporation believes that it maintains sound credit policies, certain loans deteriorate and must be charged off as losses. The allowance for loan losses is maintained to absorb losses inherent in the portfolio. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries.

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1 Financial Statements and Reality: Do Troubled Banks Tell All?, Economic and Financial Review, Third Quarter 2000, Federal Reserve Bank of Dallas https://www.dallasfed.org/~/media/documents/research/efr/2000/efr0003c.pdf

2 https://www.sec.gov/Archives/edgar/data/806279/000080627921000029/c279-20201231x10k.htm. Page references are to the 2020 10-K.

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Risk Factors: If our allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, our earnings would decrease (page 10)

We are exposed to the risk that our borrowers may default on their obligations. To absorb probable, incurred loan and lease losses that we may realize, we recognize an allowance for loan and lease losses based on, among other things, national and regional economic conditions, historical loss experience, and delinquency trends. However, we cannot estimate loan and lease losses with certainty, and we cannot assure you that charge-offs in future periods will not exceed the allowance for loan and lease losses. If charge-offs exceed our allowance, our earnings would decrease.

Risk Factors: Our exposure to credit risk, which is heightened by our focus on commercial lending, could adversely affect our earnings and financial condition (page 10)

An increase in nonperforming loans could cause an increase in loan related legal fees and expenses, loan charge-offs and a corresponding increase in the provision for loan losses, which could adversely impact our financial condition and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations: Year Ended December 31, 2020 vs. Year Ended December 31, 2019 (page 29)

The full year 2020 net income available to shareholders of $8,442,000 represents a decrease of $10,205,000 compared to the full year 2019 earnings of $18,647,000. Earnings per share were $0.86 basic and diluted for 2020 compared to $1.89 basic and $1.88 diluted for 2019. The lower net income was primarily the result of higher provision for loan loss in 2020 compared to 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations: Provision for Loan Losses (page 32)

The provision for loan losses is an expense charged to earnings to cover estimated losses attributable to uncollectable loans. The provision reflects management's judgment of an appropriate level for the allowance for loan losses.

For the year 2020, the provision for loan losses was $14,675,000, which was $12,225,000 or 499 percent higher, compared to a provision of $2,450,000 in 2019. The increased provision expense in 2020 was primarily due to partial charge offs on commercial lending relationships. Although some of the lending relationships did have specific reserve allocations to adequately cover the partial charge off, historical loss factors were negatively impacted which increased the provision expense. One partial charge off in the first quarter 2020 did not have a specific reserve allocation, which also increased provision expense.

Based on the above excerpts, it appears that the Board (each member of which signed the 2020 10-K) understands the general proposition that (i) when loans go bad (ii) provision expense increases (iii) causing a corresponding decrease in earnings. From that, it seems reasonable to believe that the Board understands that PTPPI, because it is pre-provision, does not reflect the impact of loan losses and—depending on the amount of loan losses in a particular year—may be significantly greater than earnings (ultimately the only performance metric that investors care about) in any given year.

Because PTPPI does not include the impact of loan losses, compensating executive officers based on PTPPI will undoubtably focus those officers’ attention on making loans, rather than whether those loans will be paid back. It appears that the Board began compensating NEOs based on PTPPI in 2019. From January 1, 2019, through June 30, 2021, the Corporation charged off over $16 million dollars in loans, the bulk of which were commercial loans.3

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3 Source: Corporation filings. For context, income before income taxes for the same period was approximately $43 million dollars.

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The below chart highlights an unsettling trend that coincides with the Board’s decision to compensate NEOs based on PTPPI rather than net income:

I am aware that the Board, in its letter dated October 6, 2021, (and despite is avowed commitment to “open lines of communication”) is refusing to engage with Driver Management Company LLC (together with its affiliates, “Driver”) on this or any other issue, despite the fact that Driver is one of the Corporation’s largest shareholders. While the Board may want to continue to hide from the fact that, without exercising due care and to the detriment of the Corporation, it rubberstamped a compensation arrangement that creates an incentive for NEOs to take on excessive risk without any consequences when loans go bad, Driver intends to take any and all steps necessary to hold the Board accountable for their reckless actions.

At the risk of pointing out the obvious, each member of the Board signed the 2020 10-K and, based on the excerpts therefrom above, would appear to have knowledge concerning the matter that (i) loan losses will result in increased provision expense, (ii) which will decrease earnings and that (iii) pre-provision income does not reflect the impact of the costs of loans going bad. Given that knowledge, the decision to compensate NEOs based on PTPPI constitutes recklessness by the Board and the significant increase in charge-offs during 2020 (and the corresponding negative impact on earnings) is proof that decision was not in the best interests of the Corporation.

The Board can take immediate steps to increase shareholder value or remain committed to putting the interests of management ahead of those of shareholders. It is obvious that the Board has grown accustomed to putting management’s interests first—to the detriment of the Corporation and its shareholders—without worry of being held accountable for its faithless actions but continuing to do so would be a mistake.

#oversightnotalignment

Very truly yours,

/s/ J. Abbott R. Cooper

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